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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Humphrey                           Peter                  G
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   (Last)                            (First)              (Middle)

   220 Liberty Street
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                                    (Street)

   Warsaw                           New York               14569
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Financial Institutions, Inc. - FISI
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chairman of the Board, President and Chief Executive Officer
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Common Stock               12/27/02                  G               10,000 (1)   D
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Common Stock               12/27/02                  G               10,000 (2)   D
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Common Stock               12/27/02                  G                  600 (3)   D              206,650        D
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Common Stock                                                                                      17,000 (4)    I         By Spouse
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Common Stock                                                                                         600 (3)    I         By Father-
                                                                                                                          in-law as
                                                                                                                          Trustee
                                                                                                                          for Son
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Common Stock                                                                                      54,000 (5)    I         By Self as
                                                                                                                          Trustee
                                                                                                                          For Son
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(1)   Represents transfer of shares to charitable foundation.

(2)   Represents transfer of shares to spouse.

(3)   Represents transfer of shares to trust for son.

(4)   Includes 10,000 shares transferred to spouse on 12/27/02.

(5) These shares were previously reported as indirect ownership as custodian for children but were contributed to a trust for son on 12/27/02.

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Explanation of Responses:


   /s/ Ronald A. Miller                                     February 14, 2003
---------------------------------------------            -----------------------
Ronald A. Miller for Peter G. Humphrey                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                    AUTHORIZATION TO FILE SECTION 16 REPORTS

I hereby authorize and designate Ronald A. Miller, Sonia M. Dumbleton or Michael
D. Grover to execute and file or cause to be filed, on my behalf any Forms 3, 4 and 5, including any amendments thereto, that I may voluntarily or be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of, or transactions in, securities of Financial Institutions, Inc. This authority shall continue until I am no longer required to file such forms, or until sooner revoked by me in writing.

In witness whereof, I have executed this authorization this 4th day of December 2002.


                                           /s/ Peter G. Humphrey
                                        ----------------------------
                                             Peter G. Humphrey
                                          Chief Executive Officer
                                        Financial Institutions, Inc.